UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 18, 2024
Here Collection, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	87-1896999
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1000 Brickell Avenue Suite #715 PMB 363 Miami, FL 33131
(Full mailing address of principal executive offices)
786-708-8097
(Issuer’s telephone number)
here.co
(Issuer’s website)

Series 1, a series of Here Collection, LLC., Series 2, a series of Here Collection, LLC., Series 3, a series of Here Collection, LLC., Series 4, a series of Here Collection, LLC., Series 6, a series of Here Collection, LLC., Series 7, a series of Here Collection, LLC., Series 8, a series of Here Collection, LLC., Series 9, a series of Here Collection, LLC., Series 11, a series of Here Collection, LLC., Series 13, a series of Here Collection, LLC., Series 14, a series of Here Collection, LLC., Series 16, a series of Here Collection, LLC, Series 17, a series of Here Collection, LLC., Series 18, a series of Here Collection LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Deed in Lieu of Foreclosure Agreement

On June 18, 2024, Here Investments Inc. (the “Managing Member”) of Here Collection, LLC (“Here”), acting in accordance with the Here limited liability company agreement, determined that it was in the best interest of Here Collection, LLC – Series #4 (“Series #4”), for Series #4 to enter into a deed in lieu of foreclosure agreement (the “Deed in Lieu of Foreclosure”) with Vontive REO, LLC,  (“Lender/Beneficiary”) Lender/Beneficiary of the promissory note dated August 1, 2023, in the original principal amount of $528,500 related to the mortgage loan on the Series #4 property located at 4726 Avenida La Flora Desierta, Joshua Tree, CA 92252.  Pursuant to the Deed in Lieu of Foreclosure, Series #4 will transfer and convey the Series #4 property to Lender/Beneficiary in consideration of a full cancellation of all debts, obligations, costs and charges secured by the promissory note and mortgage.

Following the transfer of the Series #4 property, the Managing Member will dissolve Series #4.

Neither Here nor the Managing Member nor any of their affiliates will earn any fee or revenue as a result of the Deed in Lieu of Foreclosure.

Safe Harbor Statement

The information contained in this Current Report on Form 1-U may contain forward-looking statements and information relating to, among other things, Here, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Managing Member. When used herein, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect the Managing Member’s current views with respect to future events and are subject to risks and uncertainties that could cause Here’s actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Here does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described in Here’s latest Offering Circular under the headings “Summary–Selected Risks” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida, on June 21, 2024.

Here Collection LLC

By:	Here Investments Inc., its managing member

By:	/s/ Corey Ashton Walters
Name: Corey Ashton Walters
Title: Chief Executive Officer